

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 19, 2009

Guy Robert Whittaker
Group Finance Director
The Royal Bank of Scotland Group plc
RBS Gogarburn
PO Box 1000
Edinburgh, Scotland EH12 1HQ

> **Re: The Royal Bank of Scotland Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **File No. 001-10306**

Dear Mr. Whittaker:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief